Exhibit (a)(5)(vi)

EFiled: Sep 30 2016 11:42AM EDT Transaction ID 59632821 Case No. 12791-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MICHAEL LEMANCHEK,	)
individually and on behalf of all others	)
similarly situated,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No.:
DANIEL A. NINIVAGGI, RAINER	)
JUECKSTOCK, SUNGHWAN CHO,	)	CLASS ACTION
THOMAS W. ELWARD, GEORGE	)
FELDENKREIS, COURTNEY	)
MATHER, MICHAEL NEVIN, LOUIS	)
J. PASTOR, NEIL S. SUBIN, JAMES	)
MICHAEL LAISURE,CARL C.	)
ICAHN, JACK G. WASSERMAN,	)
JAMES L. NELSON, WILLIAM A.	)
LEIDESDORF, KEITH COZZA, IEH	)
FM HOLDINGS, LLC, AMERICAN	)
ENTERTAINMENT PROPERTIES	)
CORP., ICAHN BUILDING LLC,	)
ICAHN ENTERPRISES HOLDINGS	)
L.P., ICAHN ENTERPRISES L.P., and	)
ICAHN ENTERPRISES G.P. INC,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Michael Lemanchek (“Plaintiff”), on behalf of himself and all others similarly situated, by his undersigned attorneys, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Federal-Mogul Holdings, Inc.(“Federal-Mogul” or the “Company”) other than Defendants (defined herein), against Federal Mogul’s Board of Directors (the “Board” or the “Individual Defendants”) for breaches of fiduciary duties and against IEH FM Holdings, LLC (“Merger Sub”), American Entertainment Properties Corp (“Parent”), Icahn Building LLC (“Icahn Building”), Icahn Enterprises Holdings L.P. (“IEHLP”), Icahn Enterprises L.P. (“IELP”), Icahn Enterprises G.P. Inc. (“IEGP”), IEGP’s Board of Directors(the “IEGP Board”) (collectively, “Icahn Enterprises”), the controlling stockholder of Federal-Mogul, for breaches of fiduciary duties to the minority shareholders of Federal-Mogul in failing to ensure that the process and price were entirely fair.

2. Headquartered in Southfield, Michigan, Federal-Mogul is a leading global supplier of products and services to world manufacturers and servicers of vehicles and equipment in the automotive, light, medium and heavy-duty commercial, marine, rail, aerospace, power generation and industrial markets. Federal Mogul’s products and services provide improved fuel economy, reduced emissions and enhanced vehicle safety.

3. On September 6, 2016, the Company entered into an Agreement and Plan of Merger with Icahn Enterprises, who is the ultimate parent of Merger Sub and Federal-Mogul’s controlling and majority stockholder (the “Merger Agreement”), pursuant to which Merger Sub will commence a cash tender offer to acquire all of the outstanding shares of Federal-Mogul’s common stock for a purchase price of $9.25 per share (“Offer Price”). At the time the Proposed Transaction was announced the implied merger consideration was a mere 0.1% premium to Federal-Mogul’s trading price.

4. As alleged herein, the Proposed Transaction is the result of a flawed sale process, and substantially undervalues Federal-Mogul’s stock.

5. First, the Merger Consideration is valued at just $9.25 per share, which offers a nominal premium to Federal-Mogul’s stockholders over the Company’s closing price on September 2, 2016, the day before the merger announcement. The Merger Consideration is also significantly below the target prices of numerous analysts issued prior to the announcement of the Proposed Transaction. The Proposed Transaction consideration is also 8% below the Company’s 52-week high of $10 per share. Given the overall strength of the Company and its poise for future success, Icahn will acquire the remaining publicly held shares at an unreasonably low price if the Proposed Transaction is permitted to close. Prior to the announcement of the deal, the Company reported highly positive Q2 2016 financial results and increased its earnings guidance.

6. Second, and unsurprisingly in the light of the low Merger Consideration, the Proposed Transaction is marred by a flawed process and conflicts of interests. The Proposed Transaction was brokered by a Special Committee and the Company’s management, all of which lack independence from Icahn Enterprises. For example, the Special Committee, and the entire Board for that matter, has had past business relationships with Icahn Enterprises affiliates, as discussed in more detail below. Further, the Company’s management met and worked with Icahn Enterprises, in the absence of the Special Committee and Board, throughout the process.

7. Third, Defendants have further breached their fiduciary duties by agreeing to various deal protection devices that deter other bidders from making a competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) an information rights provision that requires the Company to disclose the identity of any competing bidder and to furnish Icahn Enterprises with the terms of any competing bid and confidentiality agreement;(iii) a matching rights provision which gives Icahn Enterprises three business days to match any competing bid.

8. These deal protection provisions, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Federal-Mogul.

9. For these reasons and as set forth in detail herein, Plaintiff seeks, among other things, to recover damages resulting from the Defendants’ violations of their fiduciary duties of loyalty and due care, as well as Icahn Enterprises for breaches of fiduciary duty.

PARTIES

10. Plaintiff is, and has been at all relevant times, a Federal-Mogul stockholder.

11. Defendant Daniel A. Ninivaggi (“Ninivaggi”) has served as the Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company since February 2014. He joined the Board in March 2010. Ninivaggi has a long history with Icahn and was motivated to support the Proposed Transaction to ensure he will receive future positions with Icahn entities for which he was financially dependent. For example, from 2010 until 2014, Ninivaggi held senior positions at IELP, where he earned over $6.5 million. Further, when

Ninivaggi was made co-CEO of the Company, he was awarded a substantial compensation package, worth approximately $2.6 million a year. Prior to Icahn Enterprises, he held senior executive positions at Lear Corp., a corporation that an Icahn Enterprises affiliate attempted to take over in 2007.

12. Defendant Rainer Jueckstock (“Jueckstock”) has served as the Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company since May 2015. He was elevated to CEO and a director in March 2012. He also serves on the Audit and Compensation Committees. Since 2012, Jueckstock has earned over $3.975 million in compensation. Shortly before Icahn Enterprises indicated its desire to take Federal-Mogul private, Jueckstock was awarded a substantial compensation and employment agreement, which could reach over $3 million a year through 2018.

13. Defendant SungHwan Cho (“Cho”) has been a director of the Company since May 2012. He has served as Chief Financial Officer of Icahn Enterprises GP Inc. and Icahn Enterprises LP since March 2012 and a director of both since September 2012. Cho has been a director of American Railcar Industries Inc., an Icahn affiliate, since June 2011 and was appointed Chairman in July 2014. Cho currently serves on the board of directors of a plethora of Icahn Enterprises affiliates and is financially dependent on these positions, including Trump Entertainment Resorts Inc., Pep Boys Manny Moe & Jack, Ferrous

Resources Ltd, IEH Auto Parts LLC, American Railcar Leasing LLC, CVR Refining GP LLC, CVR Refining LP, CVR Partners LP, CVR GP LLC, CVR Energy Inc., XO Holdings Inc., WestPoint Home LLC, Psc Metals Inc., and Viskase Cos Inc. From 2010 to 2013, Cho served on Take-Two Interactive Software Inc.’s board of directors, which is also an Icahn Enterprises affiliate. Since joining Icahn Enterprises, Cho has received over $6 million in compensation.

14. Defendant Thomas W. Elward (“Elward”) has served as a director of the Company’s Board since April 2014. He serves on both the Audit and Compensation Committees. Elward was appointed to Dynegy Inc.’s Board of Directors in March 2011and appointed Dynegy’s Chairman in December 2011. He stepped down in September 2012 as part of Dynegy’s plan of reorganization, which coincided with the resignations of three other Icahn affiliates and Icahn’s loss of voting power.

15. Defendant George Feldenkreis (“Feldenkreis”) was appointed a director by an Icahn Enterprises affiliate in February 2008. He serves on the Audit Committee and the Compensation Committee. Feldenkreis is the founder of Perry Ellis International Inc. (“Perry Ellis”). In 2003, Perry Ellis acquired its largest apparel licensee, Salant Corp. An Icahn affiliate owned 18% of Salant at the time and as a result became a 5% holder of Perry Ellis. Feldenkreis assured Perry Ellis’ investors that: Carl Icahn is not looking to take over the company. He’s simply making a good investment.” He went on to describe Icahn as “always friendly to the company” and “a valued investor.” When Feldenkreis stepped down as CEO of Perry Ellis in 2015, Icahn referred to his accomplishments as “incredibly impressive.” The two men have been friends for many years.

16. Defendant Courtney Mather (“Mather”) was appointed a director by the Board as a result of Icahn’s resignation in May 2015.She also has served as managing director of Icahn Capital LP since April 2014.She serves on the board of directors of Hertz Equipment Rental Corp., Herc Holdings Inc., Freeport-McMoran Inc., Trump Entertainment Resorts Inc., Ferrous Resources Ltd., Viskase Cos Inc., all of which are affiliates of Icahn Enterprises. Until March 2016, she served on the board of directors of CVR Refining GP LLC, American Railcar Industries Inc., CVR Refining LP, and CVR Energy Inc., which are all Icahn affiliates. On information and belief, Mather’s sole source of income is Icahn Enterprises.

17. Defendant Michael Nevin (“Nevin”) was appointed a director in February 2016. He has been employed as a financial analyst at Icahn Enterprises since July 2015 and is financially dependent on Icahn Enterprises. Nevin has never held a senior executive position.

18. Defendant Louis J. Pastor (“Pastor”) has served as a director since May 2015. He has held the position of Deputy General Counsel of Icahn Enterprises L.P. since December 2015 and was Assistant General Counsel from May 2013 until his appointment as Deputy General Counsel. He serves on the board of directors of Hertz Equipment Rental Corp., Herc Holdings Inc., CVR GP LLC, CVR Partners LP, CVR Refining GP LLC, and CVR Refining LP, all of which are affiliates of Icahn Enterprises. He is financially dependent on Icahn.

19. Defendant Neil S. Subin (“Subin”) has served as a director on the Company’s Board since December 2007. He serves on the Audit and Compensation Committees. On information and belief, Subin was appointed a director of Federal-Mogul as a result of his involvement with Federal-Mogul’s Chapter 11 Bankruptcy. More specifically, Subin, acting on behalf of Federal-Mogul Corporation’s Official Committee of Unsecured Creditors (the “Committee”), entered into an agreement with Carl Icahn where the Committee would execute Icahn’s proposed term sheet in exchange for Subin’s position on the Reorganized Federal Mogul’s Board of Directors.

20. Defendant James Michael Laisure was appointed to the Company’s Board by Icahn in February 2008, shortly after an Icahn affiliate gained control of the Company. He is a member of the Audit and Compensation Committees. Laisure has also been a director of American Railcar Industries Inc., a company controlled by an Icahn Enterprises affiliate, since it went public in January 2006.

21. Defendant Carl C. Icahn (“Icahn”) has served as the Chairman of IELP since 1990. Icahn currently holds 89.7% of IELP’s outstanding units. Icahn also serves as Chairman of IEGP, IELP’s general partner that Icahn indirectly owns through non-party Beckton Corp., a Delaware corporation solely owned by Icahn.

22. Defendant Jack G. Wasserman has served as a director IEGP since 1993 and is the Chairman of IEGP’s audit committee. He also serves as a director on several boards of Icahn Enterprises affiliates.

23. Defendant James L. Nelson has served as a director and member of the audit committee of IEGP since June 2001. He has served on the board of directors of several Icahn Enterprises affiliates.

24. Defendant William A. Leidesdorf has served as a director and member of the audit committee of IEGP since March 1991. He has also served as a director of several Icahn Enterprises affiliates.

25. Defendant Keith Cozza is the President and Chief Executive Officer of IELP, a position he has held since February 2014. He has also served as the Chief Operating Officer of Icahn Capital L.P., an IELP subsidiary, since February 2013. He has served on numerous boards of directors of Icahn Enterprises affiliates.

26. Non-party Federal Mogul Holdings Corporation (“Federal Mogul”) Federal Mogul is a Delaware Corporation that maintains its headquarters at 27300 West 11 Mile Road, Tower 300, Southfield, Michigan 48034. The Company trades on NASDAQ under the ticker symbol “FDML.” Federal-Mogul is a leading global supplier of products and services to world manufacturers and servicers of vehicles and equipment in the automotive, light, medium and heavy-duty commercial, marine, rail, aerospace, power generation and industrial markets. Federal Mogul’s products and services provide improved fuel economy, reduced emissions and enhanced vehicle safety.

27. Defendant IEH FM Holdings LLC (“Merger Sub”) is a Delaware limited liability company formed solely for the purpose of acquiring and holding shares of Federal-Mogul.

28. Defendant American Entertainment Properties Corporation (“Parent”) is a Delaware Corporation and the sole owner of Merger Sub.

29. Defendant Icahn Building LLC (“Icahn Building”) is a Delaware limited liability company and the sole stockholder of AEP.

30. Defendant Icahn Enterprises Holdings L.P. (“IEHLP”) is a Delaware limited partnership and the sole member of Icahn Building.

31. Defendant Icahn Enterprises G.P. Inc. (“IEGP”) is a Delaware corporation and the general partner of IEHLP.

32. Defendant Icahn Enterprises L.P. is a Delaware master limited partnership and the limited partner of IEHLP. that invests in various business segments, including investment, automotive, energy, gaming, railcar, mining, food packaging, metals, real estate, and home fashion.

33. Collectively, Icahn Enterprises owns 82% of Federal-Mogul’s outstanding shares, and thus, is its controlling stockholder.

THE DEFENDANTS’ FIDUCIARY DUTIES

34. By reason of the Defendants’ positions with the Company as an officer, director, and/or controlling stockholder, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Federal-Mogul and owe them, as well as the Company, the duties of care and loyalty.

35. To comply diligently with their fiduciary duties, the directors, officers, and/or controlling stockholder may not take any action that:

a.	Adversely affects the value provided to the corporation’s stockholders;

b.	Will unnecessarily discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	Contractually prohibits themselves from complying with their fiduciary duties;

d.	Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

e.	Will provide the directors, officers and/or controlling stockholder with preferential treatment at the expense of, or separate from, the public stockholders.

36. In accordance with their duties of loyalty and good faith, the Defendants are obligated to refrain from:

a.	Participating in any transaction where the Defendants’ loyalties are divided;

b.	Participating in any transaction in which they receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c.	Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

37. As a controlling stockholder, Icahn Enterprises also had the fiduciary duty to ensure that the Proposed Transaction was the result of an entirely fair process and resulted in a fair price.

38. Plaintiff alleges herein that the Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and care owed to Plaintiff and the other public stockholders of Federal-Mogul. Plaintiff further alleges herein that the Defendants failed to ensure that the process and price of the Proposed Transaction were entirely fair.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all Federal-Mogul stockholders (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

40. This action is properly maintainable as a class action. The Class is so numerous that joiner of all members is impracticable. As of September 2, 2016, there were over 169 million shares of Federal-Mogul common stock outstanding, likely owned by thousands of stockholders who are geographically dispersed.

41. Questions of law and fact are common to the Class, including, inter alia:

a. Whether the Defendants breached their fiduciary duties of loyalty or due care with respect to Plaintiff and the Class in connection with the Proposed Transaction;

b. Whether the Proposed Transaction is entirely fair to Plaintiffs and the Class; and

c. Whether Plaintiff and the Class are entitled to damages as a result of the Defendants’ wrongful conduct.

42. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other Class members. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

43. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

44. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class.

SUBSTANTIVE ALLEGATIONS

45. Icahn Enterprises and its affiliates became involved in the restructuring of Federal-Mogul after it was forced to declare bankruptcy due to asbestos-related liability. As part of the plan of reorganization, an asbestos trust was created and issued 50.1 million shares of Federal-Mogul common stock. Simultaneously, the trust entered into an option agreement with an Icahn Enterprises affiliate, where the affiliate had the right to acquire those shares. Further, Icahn and three of his associates were appointed to the post-bankruptcy board of directors when the Company emerged from Bankruptcy in late 2007.

46. Almost immediately after Federal-Mogul emerged from bankruptcy, the Icahn affiliate exercised the option, and Icahn Enterprises became the controlling shareholder of Federal-Mogul with approximately 75% of its outstanding shares. Icahn was appointed Chairman in January 2008 and his two associates were named to both the audit and compensation committees.

47. As required by an agreement, three board members resigned when Icahn Enterprises took control of the Company. Icahn quickly appointed Feldenkreis, Laisure, and James H. Vandenberghe (also an Icahn Enterprises affiliate) as their replacements.

48. In May 2008, Icahn Enterprises, acting as controlling shareholder, approved the removal of certain supermajority provisions in the Company’s governing documents and added provisions prohibiting the classification of directors or adoption of takeover defense measures without stockholder approval. Ensuring that Icahn Enterprises would have control.

49. In March 2010, Icahn Enterprises expanded the number of directors on the Company’s Board in order to make room for Ninivaggi.

50. By 2012, Icahn Enterprises had increased its stake in the Company to 77% of all outstanding shares.

51. In March 2012, Jueckstock was named CEO of the Company. The Board was subsequently expanded again to make room for Jueckstock and Cho.

52. In 2013, Icahn Enterprises caused the Company to acquire a minority equity interest in Insight Portfolio Group LLC, an entity formed by Icahn Enterprises “in order to maximize the potential buying power of a group of entities.” As an interest holder, the Company became responsible for paying a portion of Insight’s operating expenses.

53. Also in 2013, Icahn Enterprises caused the Company to make a rights offering, which raised its stake in the Company to over 80%. This caused the Company to become partly liable for certain underfunded pension obligations of other Icahn Enterprises affiliates

54. In February 2014, after hiring and firing several executives, the Company appointed Ninivaggi as Co-CEO of the Company along with Jueckstock. Notably, Ninivaggi’s employment agreement provided him compensation of $98,000 paid every two weeks, or $2.6 million on an annual basis. Ninivaggi’s salary alone was more than Jueckstock could make with incentives.

55. In 2014, Federal-Mogul announced that it would spin-off its Motorparts division. In doing so, Carl Icahn, then-Chairman, explained: “By separating the Powertrain and Motorparts divisions of Federal-Mogul we are creating two independent, market-leading companies that will be among the largest and strongest in their respective peer groups globally.”

56. In early 2015, Icahn announced his intentions to resign as Chairman of the Board due to a conflict of interest caused by Icahn Enterprises acquisition of an automotive distribution business, Uni-Select Inc., now known as Auto Plus. Despite this announcement, the 2015 Proxy Statement circulated to shareholders still had Icahn listed as the Board’s nomination for Chairman. Icahn was subsequently reelected.

57. Still intent on resigning, Icahn named Ninivaggi and Jueckstock co- Chairmen. Further, Mather and Pastor were appointed to the Board.

58. In early 2016, the Company announced that it was terminating its plans to spin-off the Motorparts division without explanation. Further, an Icahn Enterprises analyst, Nevin, replaced another Icahn affiliate on the Board.

59. In February 2016, the Company entered into a new employment contract with Jueckstock, which placed his compensation more in line with Ninivaggi.

The Flawed Sales Process and the Conflicted Special Committee

60. On February 29, 2016, Icahn Enterprises informed Federal-Mogul of its intent to purchase the remaining 18% of the Company’s publicly traded shares at $7 per share conditioned on the approval of a majority of the minority shareholders.

61. After the announcement, one commenter stated: “It seems that Mr. Icahn is taking advantage of a difficult market and transition period for the company to scoop up the rest from minority shareholders at a discounted price.”

62. On March 1, 2016, the Board appointed Elward, Feldenkreis, Laisure, and Subin to serve on a Special Committee (the “Special Committee”) to consider and negotiate the terms and conditions of the Proposed Transaction or any alternatives.

63. On March 14, 2016, Feldenkreis stepped down from the Special Committee. Further, the Special Committee met with Houlihan Lokey Capital, Inc. as a potential financial advisor.

64. On March 22, 2016, the Company’s management met with Icahn Enterprises as part of a routine monthly meeting. These meetings continued throughout the process despite a clear conflict.

65. On March 29, 2016, the Special Committee formally engaged Houlihan Lokey to act as its financial advisor.

66. On March 30 and 31, 2016, Federal-Mogul management held meetings with Icahn Enterprises in New York. No one from the Special Committee was in attendance.

67. On March 31, 2016, the Board was informed that Icahn Enterprises would not be interested in selling its ownership stake, which all but meant that the Board would be unable to find a better offer.

68. On April 27, 2016, Federal-Mogul announced positive Q1 2016 results. Specifically, Federal-Mogul, as compared to Q1 2015, saw net sales increased by 3%, gross profit margins increased 1.5%, net income from continuing operations increased to $0.21 per share as compared to a loss of $0.07 per share, and Operational EBITDA increase 35% from $142 million to $193 million.

69. On April 28, 2016, the Special Committee authorized Houlihan Lokey to seek potential acquirers of the Company’s shares not owned by Icahn Enterprises.

70. On May 9, 2016, the Special Committee, unsurprisingly, was informed that no one was interested in purchasing the shares not owned by Icahn Enterprises.

71. On May 16, 2016, the Special Committee determined that it would counter Icahn Enterprises’ offer with a price of $11.75. The counterproposal was communicated to Icahn Enterprises the following day and quickly rejected. Icahn Enterprises stated it would not go above $8.50 per share.

72. On May 20, 2016, the Special Committee was informed that management had sent Houlihan Lokey new financial projections that reflected downward revisions due to customer issues and a downturn in the industry.

73. On June 1, 2016, the Special Committee determined that it would not recommend a transaction at $7 or $8.50 per share. Houlihan Lokey communicated this to Icahn Enterprises.

74. On June 14, 2016, the Special Committee determined that it should revise its counter offer to $9.75 per share. Houlihan Lokey communicated this new counter offer to Icahn Enterprises.

75. Icahn Enterprises indicated that it would not raise its offer above $8 per share.

76. On June 17 2016, Icahn Enterprises raised its bid to $8 per share even though the stock had since risen to $8.15 per share in the market.

77. On June 21, 2016, the Special Committee lowered its counter offer to $9.25 despite no changes in the Company’s outlook since its determination of $9.75 per share on June 14. This revised counter offer was communicated to Icahn Enterprises.

78. On June 29, 2016, the Special Committee was informed that Icahn Enterprises was considering withdrawing its offer unless the $8 per share bid was accepted. The Special Committee determined anything below $9.25 was unacceptable. The message was communicated to Icahn Enterprises.

79. On the evening of June 29, 2016, the Special Committee was provided a draft of Icahn Enterprises press release terminating the offer. Negotiations were subsequently suspended.

80. During July, two more meetings were held between the Company’s management and Icahn Enterprises without the Special Committee’s attendance.

81. On July 22, 2016, Elward was informed that Icahn Enterprises would not formally withdraw its offer but negotiations were not re-opened.

82. On July 27, 2016, the Company announced bullish financial results and increased guidance. More specifically, Federal-Mogul announced that for the second quarter of 2016 it generated net income of $31 million, an increase of 106% from $15 million in the second quarter of 2015. The Company also announced operational EBITDA of $196 million an increase of 7.6% over Q2 2015. All of this was in despite of a $38 million decline in sales for the quarter. Management stated the positive results were due to operational improvements and the restructuring and integration programs implemented.

83. On July 28, 2016, the Special Committee determined not to re-engage Icahn Enterprises.

84. After the announcement of first quarter results, Federal-Mogul received a favorable report from analyst, Gabelli & Company. On July 28, 2016, Gabelli put a private market value of $13 per share for 2016 and a $16 price target for 2017 on Federal-Mogul. In doing so, Gabelli commented on Icahn Enterprises ongoing bid for Federal-Mogul:

[W]e explained that IEP’s $7/sh bid (subsequently upped to $8/sh) for the company did not reflect the full underlying value given the transformation required to transform Motorparts. We continue to believe that significant value creation potential remains as FDML modernizes its distribution system and positions Motorparts for two decades of upcoming growth in the Asian automotive aftermarket. Our 2017 PMV for FDML is $15 per share which assigns a 7.0x multiple to Powertrain and 8.5x for Motorparts. As we highlighted then, IEP clearly sees the value in FDML shares at current prices. We believe it to be a matter of time before the rest of the market does as well.

85. Gabelli also indicated that portfolio managers at Gabelli who own Federal-Mogul will not be tendering their shares.

86. On August 3, 2016, Icahn Enterprises informed Houlihan Lokey that it would was interested in resuming negotiations and would potentially raise its offer to $8.50.

87. On August 4, 2016, the Special Committee met to discuss Icahn Enterprises new offer. The Special Committee, while noting that Federal-Mogul’s shares were trading above $8.50, deferred decision until it could consult further with Houlihan Lokey.

88. On August 11, 2016, the Company’s management provided Houlihan Lokey with financial projections that, again, reflected downward revisions in revenue and operation EBITDA.

89. On August 15, 2016, the Special Committee determined that it would not accept an offer below $9.25.

90. Further negotiations ensued and Icahn Enterprises ultimately agreed to a price of $9.25 per share. On the morning of September 6, 2016, the Special Committee unanimously determined to recommend the revised offer. Shortly thereafter, the Special Committee proposed its recommendation to the entire Board, which unanimously approved.

91. Despite a trading price of $9.24 and Gabelli’s view that Federal-Mogul was worth in excess of $9.25 per share in a going private transaction, on September 6, 2016, Federal-Mogul and Icahn Enterprises jointly announced the Proposed Transaction as an 86% premium over Federal-Mogul’s closing price on February 26, 2016, the day before Icahn Enterprises initial offer of $7 per share, implying that any gains in share price were solely related to the offer and not Federal-Mogul’s positive financial results during 2016.

92. After the announcement, many speculated that this was Icahn Enterprises’ attempt to vertically integrate its auto parts business considering the recent acquisitions of retailers PepBoys and Auto Plus.

93. Pat O’Keefe, managing member of O’Keefe and Associates LLC, a consultant firm based in Detroit Michigan, opined that Icahn Enterprises may already have a buyer in place. Another commenter, Steve Wybo of Conway MacKenzie Inc., predicted that Federal-Mogul will have a different owner within six months because Icahn Enterprises intends to make a quick sale after the Proposed Transaction is completed.

94. Whatever his intent may be, he is required to disclose that intent as well as any discussions he may have had regarding his post-close intentions.

95. Gabelli analyst Brian Sponheimer questioned the deal price and stated: “We don’t view the long-term profit outlook for that business are fully reflected at $9.25 per share. I do think the shares are fundamentally undervalued.”

96. As such, the Merger Consideration severely undervalues the Company and its stockholders’ investments. Rather than allow Federal-Mogul’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s financial success, the Individual Defendants, to the detriment of the Company’s public stockholders, entered into the Proposed Transaction. In so doing, the Individual Defendants have agreed to a transaction that places a cap on Federal-Mogul’s corporate value at a time when the Company is poised for growth.

97. Having failed to secure a reasonable sale price for the Company, members of the Board breached the fiduciary duties they owe to Plaintiff and the Company’s public stockholders, because the Company has been improperly valued and stockholders will not receive adequate or fair value for their Federal-Mogul common stock in the Proposed Transaction.

Icahn’s Control over the Company

98. Since emerging from bankruptcy, the Company’s management has discussed Icahn Enterprises control of Federal-Mogul in its 10K filings with the SEC. Specifically, the 10-K has referenced Icahn Enterprises control or substantial influence over:

•	the election of directors;

•	business strategy and policies;

•	mergers or other business combinations;

•	acquisition or disposition of assets;

•	future issuances of common stock or other securities;

•	incurrence of debt or obtaining other sources of financing; and

•	the payment of dividends on the Company’s common stock.

The 10-K has warned every year that Icahn Enterprises’ “interests may not always be consistent with the Company’s interests or with the interests of the Company’s other stockholders.

99. Not only did Icahn Enterprises have control, but it clearly exercised it from the beginning. For example, by 2016 Icahn Enterprises had: (i) appointed every Board member; (ii) diluted the ownership of other shareholders while increasing its own through rights offerings; (iii) given a long-time associate, Ninivaggi, a compensation package well above any other executive; (iv) freely replaced directors; (v) caused the Company to incur the pension debt of other Icahn Enterprises affiliates; and (vi) caused the Company to pay a portion of the expenses of another Icahn Enterprises entity.

100. Considering Icahn Enterprises’ conduct in running Federal-Mogul, it comes as no surprise that Icahn Enterprises merely wanted it to appear that it was meeting the entire fairness standard rather than actually meeting it, as explained further below.

101. As disclosed by the Company, Defendants Cho, Nevin, Mather, and Pastor are not independent or disinterested due to their employment arrangements with Icahn Enterprises, the Company’s principal beneficial stockholder.

102. Jueckstock and Ninivaggi are not independent, and thus, conflicted due to their employment as Co-CEOs of Federal-Mogul.

103. Ninivaggi also has a longstanding business relationship with Icahn Enterprises as alleged above, and thus, is not independent.

104. Feldenkreis is a long time personal friend and business associate of Carl Icahn. Specifically, Icahn has been the beneficial owner of shares in Feldenkreis’ business, Perry Ellis, at various points over the past three decades. Further, Perry Ellis purchased the largest licensee of its apparel, Salant Corp., in 2003. An Icahn affiliate held a substantial stake in Salant at the time of the purchase.

105. The Special Committee is comprised of Elward as Chairman along with Laisure and Subin. As already mentioned, Feldenkries stepped down shortly after its formation.

106. Pursuant to Federal-Mogul’s SEC filings, the Company considers Elward, Feldenkreis, Laisure, and Subin to be unaffiliated, independent directors.

107. Despite the claims of independence, all of the Special Committee was conflicted for the reasons already stated and discussed below.

108. As discussed above, Subin entered into an agreement with Icahn where Subin would agree to the term sheet, which included the option agreement that ultimately resulted in Icahn Enterprises becoming the Company’s controlling shareholder, proposed by Icahn in exchange for a board seat with the Company. On information and belief, Icahn was only required to keep Subin on until 2009.

109. In addition to being named a director of Federal-Mogul by Icahn Enterprises shortly after becoming the controlling shareholder in 2008, Laisure was appointed by Carl Icahn to the board of directors of American Railcar Industries, Inc., another company under the control of Icahn Enterprises in 2006. Laisure continues to serve on that board with several Icahn Enterprise affiliates.

110. Elward was removed from the Board of Dynegy, Inc. at the same time as three other Icahn affiliates. This coincided with Dynegy’s emergence from bankruptcy and Icahn Enterprises voting power as a Dynegy shareholder.

111. Icahn Enterprises has a reputation for removing executives and board members who do not fall in line. For example, Icahn Enterprises caused the ousting Cheniere Energy’s founder and CEO and the resignation of Freeport-McMoran co-founder James Moffett. Icahn himself is also known to publicly voice his opinion against those he considers enemies, such as Bill Ackman, or make a former protégé’s life difficult as he did with Mark Rachesky and Lions Gate.

112. Considering Icahn Enterprises’ reputation for removing executives and board members who will not do his bidding, as he did here, it strains credulity to believe that the members of the Special Committee would not have been removed if they did not play along.

The Preclusive Deal Protections

113. On top of the inadequate Merger Consideration and conflicts of interest, the Board also agreed to terms in the Merger Agreement that substantially favor Icahn Enterprises and are calculated to unreasonably dissuade potential suitors from making competing offers. The terms of the Merger Agreement demonstrate that the Individual Defendants agreed to numerous terms designed to ensure that no other potential bidder would emerge to offer a superior bid for the Company.

114. Specifically, the Merger Agreement provides for, inter alia:(i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) an information rights provision that requires the Company to disclose the identity of any competing bidder and to furnish Icahn Enterprises with the terms of any competing bid or confidentiality agreement; and (iii) a matching rights provision which gives Icahn Enterprises three business days to match any competing bid.

115. First, Section 7.2 of the Merger Agreement includes a “No Solicitation” provision which broadly provides that neither Federal-Mogul, nor any of its affiliates, may solicit or proactively seek a competing and better offer, nor can they provide information to, or engage in discussions with, any potential bidder for the Company. In effect, this provision prohibits the Individual

Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals, all but ensuring that another entity will not emerge with a competing proposal.

116. Second, Section 7.2(e) of the Merger Agreement also includes an “Information Rights” provision pursuant to which the Company is required to promptly notify Icahn Enterprises, within forty-eight hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Icahn Enterprises may then use this unfettered access to confidential, non-public information about competing proposals from third parties to formulate a matching bid, virtually eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative buyer from coming forward.

117. Ultimately, these preclusive deal protections improperly restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all of or a significant interest in the Company. The narrow circumstances under which the Individual Defendants may respond to alternative proposals, and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal, fail to provide an effective “fiduciary out” under the Merger Agreement. By agreeing to these onerous deal protections, the Board has breached its fiduciary duties to Federal-Mogul stockholders, including Plaintiff, and Icahn Enterprises, as controlling stockholder, has breached its fiduciary duties owed to the minority stockholders, including Plaintiff.

The Misleading and Incomplete Recommendation Statement and Tender Offer Statement

118. On September 26, 2016, the Company and Icahn Enterprises filed a Schedule 14D-9 Recommendation Statement and a Schedule TO Tender Offer Statement, respectively. Both statements either omit or fail to entirely disclose material information regarding conflicts with the Special Committee and the flawed sales process.

119. For example, the Recommendation Statement merely discloses that Laisure serves a director of an IEP affiliate. It does not disclose that he was appointed to that position by Carl Icahn.

120. Similarly, the Recommendation Statement does not disclose how Subin came to be a director of the Company nor does it disclose that Elward served as a director of Dynegy with several Icahn Enterprises affiliates.

121. In regards to the sale process, the Recommendation Statement fails to disclose why the Special Committee allowed Company’s management to continue meeting with Icahn Enterprises and stay involved in negotiations despite the fact that management would remain in place after the Proposed Transaction. This is information is clearly material in light of the fact that the Special Committee was provided full power to negotiate terms with Icahn Enterprises or seek an alternative.

122. Specifically, the Recommendation Statement discloses that the Company’s management was having meetings with Icahn Enterprises on a regular basis. What it does not disclose is why these meetings increased in frequency; and continued with only Houlihan Lokey in attendance, not a member of the Special Committee despite clear conflicts with the Company’s management.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties

(Against the Individual Defendants)

123. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

124. Because the majority of the Board and the Special Committee are conflicted and the minority shareholders have not been fully informed, the Proposed Transaction is subject to entire fairness scrutiny.

125. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Federal-Mogul. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the true value of their investment in Federal-Mogul.

126. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required and have breached their fiduciary duties because, among other reasons:

a. failing to properly value the Company;

b. failing to take steps to obtain a reasonable price for Federal-Mogul and its public stockholders;

c. failing to act independently to protect the interests of the Company’s public stockholders;

d. failing to adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Federal-Mogul’s public stockholders; and

e. failing to actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Federal-Mogul.

127. As a result of the unlawful actions of the Individual Defendants, Plaintiff and the Class have been damaged.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duties

(Against Icahn Enterprises)

128. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

129. Defendant Icahn Enterprises exercises control over the business and affairs of the Company. As controlling shareholder of Federal-Mogul, Icahn Enterprises owes fiduciary duties of loyalty and care to the Class.

130. Because the Board and the Special Committee were conflicted and the minority shareholders have not been fully informed, the Proposed Transaction is subject to the entire fairness standard.

131. Icahn Enterprises has violated their fiduciary duties owed to the public stockholders of Federal-Mogul. By the acts, transactions and courses of conduct alleged herein, Icahn Enterprises, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the true value of their investment in Federal-Mogul.

132. As demonstrated by the allegations above, Icahn Enterprises has failed to exercise the necessary care required and has breached its fiduciary duties by, among other reasons:

f. failing to properly value the Company;

g. failing to take steps to obtain a reasonable price for Federal-Mogul and its public stockholders;

h. failing to act independently to protect the interests of the Company’s public stockholders;

i. failing to adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of, and entirely fair to, Federal-Mogul’s public stockholders; and

j. failing to actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Federal-Mogul.

133. As a result of the unlawful actions of Icahn Enterprises, Plaintiff and the Class have been damaged.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief, in Plaintiff’s favor and in favor of the Class and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative;

B. In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the Proposed Transaction, awarding Plaintiff and the Class rescissory damages, or awarding the Plaintiff and the Class a quasi-appraisal remedy.

C. Directing that Defendants account to Plaintiff and the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties or aiding and abetting thereof;

D. Awarding Plaintiff and the class money damages.

E. Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. Granting Plaintiff and the Class such further relief as the Court deems just and proper.

Dated: September 30, 2016	FARUQI & FARUQI, LLP

By:/s/ James R. Banko
James R. Banko (#4518)
Derrick B. Farrell (#5747)
Michael Van Gorder (#6214)
20 Montchanin Road
Suite 145
OF COUNSEL:	Wilmington, DE 19807
(302) 482-3182
Juan E. Monteverde	Email: jbanko@faruqilaw.com
MONTEVERDE & ASSOCIATES PC	Email: dfarrell@faruqilaw.com
The Empire State Building	mvangorder@faruqilaw.com
350 Fifth Avenue, 59thFl.
New York, NY 10118	Attorneys for Plaintiff
Tel: (212) 971-1341
Fax: (212) 601-2610 jmonteverde@monteverdelaw.com

Attorneys for Plaintiff

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